                                                                  EXHIBIT 4.7(E)

THE CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST IN ACCORDANCE WITH RULE 24B-2 OF THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN ***.

                            RIGHT PURCHASE AGREEMENT
                     (FOR THE PURCHASE OF A RIGHT TO ACQUIRE
                           CLASS C PREFERENCE SHARES)

          THIS AGREEMENT is made on the 18th day of November, 2005,

BETWEEN:

               CHIESI FARMACEUTICI S.P.A, a corporation incorporated under the laws of Italy

               ("VENDOR")

               -and-

               VERNALIS PLC, a corporation incorporated under the laws of England and Wales, with company number 2304992

               ("Vernalis")

               -and-

               Vernalis (Canada) Inc., a corporation incorporated under the laws of New Brunswick

               (the "PURCHASER")

RECITALS:

A. The Vendor and Cita Neuropharmaceuticals Inc. (the "CORPORATION") have entered into a licence agreement, dated 14 March 2005, concerning the CNP1512 compound, pursuant to which the Vendor has the right to acquire (the "PURCHASED RIGHT") *** Class C Preference shares in the capital of the Corporation.

B. Certain holders of warrants, conversion rights and options to acquire Class A Preference Shares, Class D Preference Shares and common shares (the "PRINCIPAL SHAREHOLDERS") in the capital of the Corporation, the Purchaser, Vernalis and the


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

     Corporation have entered into a share purchase agreement in the form set out in Schedule 1 to this Agreement (the "PRINCIPAL PURCHASE AGREEMENT") dated the same date as this Agreement whereby the Principal Shareholders have agreed to sell to the Purchaser all of their shares in the capital of the Corporation, including those issuable upon exercise of warrants, conversion rights, options and other rights to acquire shares or securities of the Corporation or to exchange certain options to acquire shares in the capital of the Corporation (the "PRINCIPAL SHAREHOLDERS' SECURITIES").

C. The Vendor wishes to sell and assign, and the Purchaser wishes to purchase, the Purchased Right, on and subject to the terms and conditions of this Agreement.

D. The Purchaser is also entering into separate agreements with holders of shares in the capital of the Corporation and holders of warrants, conversion rights, options and other rights to acquire shares in the capital of the Corporation to acquire all such shares and/or rights, in each case other than the Principal Shareholders.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties to this Agreement agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

In this Agreement,

1.1.1 "ADMISSION" means the admission of the Chiesi Vendor Placing Shares and the Chiesi Non-Vendor Placing Shares to the Official List and admission of the Chiesi Vendor Placing Shares and the Chiesi Non-Vendor Placing Shares to trading on the London Stock Exchange plc;

1.1.2 "AGGREGATE NET PROCEEDS" has the meaning attributed to such term in section 2.3.2;

1.1.3 "AGREEMENT" means this agreement and all schedules attached to this agreement, in each case as they may be amended or supplemented from time to time; and unless otherwise indicated, references to Articles and sections are to articles and sections in this agreement;

1.1.4 "BANK" means Piper Jaffray Limited;

1.1.5 "BUSINESS DAY" means any day, other than Saturday, Sunday or any statutory holiday in London, England;


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1.1.6 "CASH REALISATION AGREEMENT" means the agreement between the Bank and the
Vendor in the form set out in Schedule 3 to this Agreement and to be dated the same date as this Agreement;

1.1.7 "CHARGE" means any security interest, lien, charge, pledge, encumbrance, mortgage, adverse claim or title retention agreement of any nature or kind;

1.1.8 "CHIESI LICENCE AGREEMENTS" has the meaning attributed to such term in the Principal Purchase Agreement;

1.1.9 "CHIESI GROSS PROCEEDS" means the proceeds from the Vendor Placing related to the Chiesi Vendor Placing Shares being the product of the total number of Chiesi Vendor Placing Shares multiplied by the Placing Price;

1.1.10 "CHIESI NON-VENDOR PLACING SHARES" means *** Vernalis Shares to be allotted and issued in accordance with section 2.3.1.1(a), but subject to adjustment in accordance with section 2.3.5;

1.1.11 "CHIESI VENDOR PLACING" means the placing of all of the Chiesi Vendor Placing Shares to certain placees nominated by the Bank and in accordance with the terms of the Placing Agreement and/or the Subscription Agreements as the case may be;

1.1.12 "CHIESI VENDOR PLACING SHARES" means *** Vernalis Shares to be allotted and issued in accordance with section 2.3.1.1(b) and the Placing Agreement, but subject to adjustment in accordance with section 2.3.5;

1.1.13 "CLOSING" means the completion of the sale and purchase of the Purchased Right pursuant to this Agreement at the Time of Closing;

1.1.14 "FSMA" means the Financial Services and Markets Act 2000 (as amended);

1.1.15 "GROUP" means in relation to an undertaking, any parent undertaking thereof or any subsidiary undertaking in respect of any of the above (as such terms are used in the Companies Act 1985);

1.1.16 "LICENCE FEE WITHHOLDING TAX" has the meaning attributed to such term in section 2.8.1;

1.1.17 "OFFICIAL LIST" means the official list maintained by the UKLA in accordance with section 74(l) of FSMA;

1.1.18 "PERSON" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;


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1.1.19 "PLACING AGREEMENT" means the placing and open offer agreement between
Vernalis and the Bank in respect of, among other things, the placing of the Chiesi Vendor Placing Shares, substantially in the form set out in Schedule 2 to this Agreement;

1.1.20 "PLACING PRICE" has the meaning attributed to such expression in the Placing Agreement;

1.1.21 "POUNDS STERLING" or "L" means lawful currency of the United Kingdom;

1.1.22 "PRESERVED RIGHTS" has the meaning attributed to such term in section
1.4;

1.1.23 "PROSPECTUS" means the combined prospectus and shareholder circular of Vernalis intended to be issued by Vernalis on the date of this Agreement substantially in the form initialed for the purposes of identification by or on behalf of the parties;

1.1.24 "PROSPECTUS RULES" means the rules and regulations made by the Financial Services Authority pursuant to section 84(l) of FSMA for the purposes of Part VI of FSMA in relation to offers of securities to the public and admission of securities to trading;

1.1.25 "PURCHASE PRICE" has the meaning attributed to such term in section 2.2;

1.1.26 "SUBSCRIPTION AGREEMENTS" means the subscription agreements in the form set out at Schedule 4 to this Agreement to be entered into by Vernalis and certain placees nominated by the Bank in connection with the Chiesi Vendor Placing;

1.1.27 "TIME OF CLOSING" means such time on such date as determined pursuant to the Principal Purchase Agreement;

1.1.28 "UKLA" means the Financial Services Authority, acting as UK Listing Authority;

1.1.29 "UNITED STATES" or "US" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"US PERSON" means any Person (whether in the US or otherwise) who has the benefit of or who is subject to any rights, powers or obligation under any legislation or regulation in the United States applicable in relation to the issue by Vernalis or the Bank (or any agents of either of them) of the Prospectus, the US Private Placement Memorandum or any document supplemental to either of them, or the marketing by Vernalis or the Bank (or any agents of either of them) of the Chiesi Vendor Placing Shares;

1.1.30 "US PRIVATE PLACEMENT MEMORANDUM" has the meaning attributed to such term in the Placing Agreement;

1.1.31 "VENDOR'S COMMISSION" means L*** per Chiesi Vendor Placing Share, being the blended average amount of fees and commissions per Vernalis Share payable by


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

Vernalis to the Bank in respect of all Vernalis Shares (including the Chiesi Vendor Placing Shares) placed pursuant to the Placing Agreement;

1.1.32 "VENDOR PLACING" has the meaning attributed to such term in the Principal Purchase Agreement;

1.1.33 "VENDOR PLACING SHARES" has the meaning attributed to such term in the Principal Purchase Agreement; and

1.1.34 "VERNALIS SHARES" means the ordinary shares of L0.05 each in the capital of Vernalis.

1.2  HEADINGS

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3  GENDER AND NUMBER

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.4  ENTIRE AGREEMENT

1.4.1 Save for the matters set out in the Chiesi Licence Agreements, the Prospectus and in the Cash Realisation Agreement, any statutory rights granted to or statutory obligations imposed upon the parties (including, for the avoidance of doubt, any liabilities of Vernalis pursuant to the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 and the right to compensation pursuant to section 90 of FSMA in each case in relation to the issue of the Prospectus and the issue of the Chiesi Non-Vendor Placing Shares) (the "PRESERVED RIGHTS"), this
     Agreement:

     (a) constitutes the entire agreement between the parties pertaining to the purchase of the Purchased Right;

     (b) supersedes all prior arrangements and understandings, whether written or oral, relating to such subject matter in any way; and

     (c) contains all warranties, conditions, or representations and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.

Save in respect of the Preserved Rights, no reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement to this Agreement, by either party to this Agreement or its directors, officers, employees or agents, to the other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement or as part of any of the Preserved Rights, and neither of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact save for in each and every case any statutory rights granted to or statutory obligations imposed upon the parties. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.5  WAIVER, AMENDMENT

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound by such amendment or waiver. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.6  GOVERNING LAW

This Agreement shall be governed by and construed in accordance with English law.

1.7  JURISDICTION

The parties each agree that the courts of England and Wales shall have non-exclusive jurisdiction to settle any dispute between the parties whether arising in connection with this agreement or otherwise. The parties to this agreement irrevocably submit to the jurisdiction of the English Courts and waives any objection to it, on the ground of inconvenient forum or otherwise. No party shall oppose the recognition or enforcement of a judgment, order or decision of those courts in respect of any such claim or dispute by the courts of any state which, under the laws and rules applicable in that state, are competent or able to grant such recognition. The Vendor appoints Taylor Wessing Process Service Limited of Carmelite, 50 Victoria Embankment, Blackfriars, London EC4Y 0DX as its agent to receive on its behalf in England, service of any proceedings in respect of this Agreement. The Purchaser appoints Vernalis as its agent for service of process in respect of this Agreement. No document or process shall be validly served on Taylor Wessing Process Service Limited unless a copy is within 3 Business Days served on the Vendor in accordance with the provisions of section 4.6.

                                    ARTICLE 2
                                PURCHASE AND SALE

2.1  AGREEMENT TO PURCHASE AND SELL

Simultaneously with the completion of the purchase from the Principal Shareholders of the Principal Shareholders' Shares pursuant to the Principal Purchase Agreement, and subject to all the other terms of this Agreement, at the Time of Closing the Vendor shall sell and assign, and the Purchaser shall (and Vernalis shall procure that the Purchaser shall) purchase the Purchased Right. The Purchaser shall not be obligated to purchase and the Vendor shall not be obligated to sell or assign the Purchased Right in accordance with this Agreement unless the sale or exchange of all of the Principal Shareholders' Securities is completed simultaneously in accordance with the Principal Purchase Agreement. Neither Vernalis nor the Purchaser shall agree to waive the Admission Condition (as defined in the Principal Purchase Agreement) without the prior approval of the Vendor.

2.2  PURCHASE PRICE

The aggregate purchase price (the "PURCHASE PRICE") to be paid by the Purchaser to the Vendor for the Purchased Right shall be satisfied:

2.2.1 as to L*** by way of the allotment and issue by Vernalis to the Vendor (or its nominee) of the Chiesi Non-Vendor Placing Shares; and

2.2.2 by way of the allotment and issue of the Chiesi Vendor Placing Shares to such Persons (other than the Vendor) as the Bank shall nominate or, in certain circumstances, failing such nomination, to the Bank with the net proceeds thereof payable in each case in accordance with section 2.3.2.

2.3  SATISFACTION OF THE PURCHASE PRICE

2.3.1 Closing shall take place at the Time of Closing subject to:

     2.3.1.1 the Purchase Price being satisfied by the Purchaser (or by Vernalis on behalf of and at the direction of the Purchaser):

          (a) allotting and issuing to the Vendor (or its nominee) the Chiesi Non-Vendor Placing Shares, credited as paid in full, and delivering to the Vendor (or its nominee) a share certificate in respect of such Chiesi Non-Vendor Placing Shares and a copy of the minutes of a meeting of the board of Vernalis evidencing, the issue of such shares subject only to Admission to the Vendor (or its nominee);

          (b) allotting and issuing the Chiesi Vendor Placing Shares, credited as paid in full, and delivering such Chiesi Vendor

               Placing Shares to such Persons (other than the Vendor) as are specified in section 2.2.2 above;

     2.3.1.2 the Vendor delivering to the Purchaser a certificate issued pursuant to section 116 of the Income Tax Act (Canada) on account of the Purchase Price, provided that if such certificate is not delivered at the Time of Closing and notwithstanding section 2.3.1.1, the Closing shall still occur but:

          (a) where the Aggregate Net Proceeds do not exceed the sum of L*** (the "WITHHOLDING AMOUNT"), the Purchase Price shall not be satisfied in cash, or by the issue of the Chiesi Non-Vendor Placing Shares, until the delivery by the Vendor to the Purchaser of the certificate issued pursuant to section 116 of the Income Tax Act (Canada) at which point (to the extent that by the time of such delivery, the Withholding Amount has not been paid to the Receiver General of Canada pursuant to and in accordance with section 2.8.2):

               (A) the Chiesi Non-Vendor Placing Shares shall, as soon as practicable following such delivery, be allotted and issued to the Vendor (or its nominee) credited as paid in full, and a share certificate in respect thereof delivered to the Vendor (or its nominee);

               (B) the Purchaser and Vernalis shall procure that a sum equal to the Withholding Amount is, as soon as practicable following such delivery, paid to the Vendor by electronic funds transfer to the account specified in section 2.3.3, provided always that if at the time of delivery by the Vendor to the Purchaser of the relevant certificate or its availability to the Vendor, the Withholding Amount has been paid to the Receiver General of Canada pursuant to section 2.8.2, the balance of the Chiesi Non-Vendor Placing Shares and cash remaining after the remittance of such Withholding Amount shall be so allotted, issued and/or paid to the Vendor;

          (b) where the Aggregate Net Proceeds exceed the Withholding Amount, the Purchase Price shall be satisfied in part by the issue to the Vendor (or its nominee) of the Chiesi Non-Vendor Placing Shares credited as paid in full and the delivery of a share certificate in respect thereof to the

               Vendor (or its nominee) at the Time of Closing and the payment to the Vendor in cash at the Time of Closing of an amount equal to the difference between the Aggregate Net Proceeds and the Withholding Amount, and the Withholding Amount shall be retained by the Purchaser or Vernalis until the earlier of:

               (A) the date of delivery by the Vendor to the Purchaser of the certificate issued pursuant to section 116 of the Income Tax Act (Canada) at which time the Withholding Amount shall be paid to the Vendor as soon as practicable following such delivery; and

               (B) the date upon which the Purchaser or Vernalis is required (taking into account any extension as referred to in section 2.8.2) to remit the Withholding Amount to the Receiver General of Canada pursuant to section 2.8.2, at which time, such Withholding Amount shall, subject to section 2.8.2, be so remitted.

2.3.2 The Vendor hereby confirms and authorises the Purchaser and Vernalis (or the Bank, as appropriate) that out of the Chiesi Gross Proceeds, they are entitled to deduct and retain the Vendor's Commission. Subject to section
     2.3.5 of this Agreement, the proceeds of the Chiesi Vendor Placing payable by the Bank and/or Vernalis to the Vendor shall be L*** per Chiesi Vendor Placing Share, being the proceeds per Chiesi Vendor Placing Share in Pounds Sterling (net of Vendor's Commission) and being an aggregate net sum of L*** (the "AGGREGATE NET PROCEEDS"). Of the Aggregate Net Proceeds:

     2.3.2.1 subject to section 2.3.5, Vernalis shall pay (and the Purchaser shall procure the payment by Vernalis of) the sum of L0.00 being an amount equal to the net proceeds attributable to the Chiesi Vendor Placing Shares to be issued and allotted pursuant to the Subscription Agreements; and

     2.3.2.2 it is acknowledged that the Bank is obliged to pay the balance of such Aggregate Net Proceeds (in case of the remaining Chiesi Vendor Placing Shares) to the Vendor under the Cash Realisation Agreement, in each case in cash to the Vendor (or its nominee) and within 3 Business Days of the Time of Closing in respect of proceeds under section 2.3.2.2 but otherwise within banking hours on the day of Closing (or in either case at such later date as provided for in section 2.3.1.2) by electronic funds transfer to account of the Vendor's solicitors as follows:


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     Bank:                   National Westminster Bank
                             Law Courts
                             Temple Bar Branch
                             PO Box 10720
                             217 Strand
                             London WC2R 1AL

     Sort code:              ***

     Client account number:  ***

2.3.3 The Purchaser shall cause Vernalis to deliver the Chiesi Non-Vendor Placing Shares to the Vendor in accordance with section 2.3.1.1(a) and the Chiesi Vendor Placing Shares to Persons nominated by the Bank, or to the Bank, as applicable, in accordance with section 2.2.2 and the Subscription Agreements.

2.3.4 The Vendor hereby undertakes to (and the Purchaser and Vernalis undertake to procure that the Bank will) enter into, execute and/or deliver, on the date of this Agreement the Cash Realisation Agreement.

2.3.5 To the extent that placees do not subscribe for all of the Chiesi Vendor Placing Shares, and where the Bank has no obligation under the Placing Agreement to subscribe for such remaining Chiesi Vendor Placing Shares itself, the Vendor and the Purchaser shall procure that in so far as Vernalis Shares are subscribed for by placees under the Vendor Placing (whether under the Subscription Agreements or in connection with the Placing Agreement) or by the Bank under the Placing Agreement, they shall be attributed first in respect of up to the number of the Chiesi Vendor Placing Shares not otherwise placed or subscribed for and therefore the Vendor and the Purchaser shall procure that the net proceeds therefrom shall be due and paid first to the Vendor (or its nominee). If after having given effect to such priority there remain any Chiesi Vendor Placing Shares that shall not have been subscribed for, then any such balance of Chiesi Vendor Placing Shares shall be deemed to be additional Chiesi Non-Vendor Placing Shares and will be allotted and issued to the Vendor, in accordance with section 2.3.1.1(a), and the net proceeds payable to the Vendor (or its nominee) in accordance with section 2.2 and 2.3.2 shall be reduced accordingly.

2.4  TERMS OF PLACING OF CHIESI VENDOR PLACING SHARES

Vernalis covenants that subject to section 2.3, the terms on which any Vernalis Shares are to be placed with placees (as described in the Prospectus) in connection with the Principal Purchase Agreement and the basis of placing of such Vernalis Shares shall not be in any material respect different from the terms and the basis of the placing of the Chiesi Vendor Placing Shares provided always that Vernalis and the Purchaser shall procure that the Chiesi Vendor Placing Shares shall be placed (whether under the Subscription Agreements or the Placing Agreement) or otherwise underwritten by the Bank in accordance with the Placing Agreement in priority to any other Vendor Placing Shares.


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

2.5  RESALE RESTRICTIONS ON CHIESI NON-VENDOR PLACING SHARES

The Chiesi Non-Vendor Placing Shares allotted and issued to the Vendor shall be entitled to be sold in accordance with applicable securities law requirements, provided however in order to ensure the maintenance of an orderly market in Vernalis Shares after the Time of Closing, the Vendor, if issued and allotted in excess of *** Chiesi Non-Vendor Placing Shares, covenants, subject to clause 2.6, not to dispose of those shares on or before the announcement by Vernalis of the results of the pivotal efficacy study for the Purchaser's Frovatriptan MRM prophylaxis development programme (the "LOCK-IN PERIOD"), except:

     2.5.1 with the prior approval of Vernalis (such approval not to be unreasonably withheld or delayed) and provided that such sale takes place through Vernalis' designated brokers in London and that such brokers are able to sell such shares on commercially reasonable terms in accordance with applicable regulatory requirements;

     2.5.2 a sale of fewer than *** Chiesi Non-Vendor Placing Shares in any given five day trading period by the Vendor;

     2.5.3 a disposal pursuant to a court order or in acceptance of an offer by Vernalis to buy back its own shares; or

     2.5.4 to accept a general offer made for all of the outstanding Vernalis Shares (other than Vernalis Shares held by the offeror and/or Persons acting in concert with the offeror), or to execute an irrevocable commitment to accept such a general offer, or a disposal or agreement to dispose of shares to a Person who has made or announced his intention to make, or has a bona fide intention to make, such an offer.; or

     2.5.5 to another member of the Vendor Group ("CHIESI COMPANY") provided that equivalent restrictions to these contained in sections 2.5 and
          2.6 apply to such Chiesi Company.

2.6 The Vendor shall be free to sell its Chiesi Non-Vendor Placing Shares without reference to the restrictions set forth in sections 2.5.1 to 2.5.5 inclusive at any time after the earlier of:

     2.6.1 an announcement by Vernalis of the results of the pivotal efficacy study for Vernalis' Frovatriptan MRM prophylaxis development programme; and

     2.6.2 30 June 2006.

2.7  WITHDRAWAL RIGHTS

     The Vendor shall not exercise, or attempt to exercise, any right or entitlement which may be applicable to, or enforceable by, it under section 87(Q) of the FSMA. The Vendor acknowledges that the issue of Vernalis Shares to it under this Agreement is by way of a bilateral contract and as such section 87(Q) does not entitle it to withdraw in the event that Vernalis publishes a supplementary prospectus. The Vendor further covenants in favour of Vernalis that, in the event it is so entitled to withdraw, by signing this Agreement it is confirming its acceptance of the offer of Vernalis Shares contained in this Agreement on the same terms immediately after such withdrawal.

2.8  UNPAID WITHHOLDING TAXES

2.8.1 Vernalis and the Purchaser jointly and severally undertake to procure that, as soon as practicable following (and in any event within 14 days of) the Time of Closing, the Corporation shall remit to the Receiver General for Canada the Canadian Dollar equivalent of the sum of US$ *** in respect of all due but unpaid withholding tax liabilities arising on account of the payment of licence fees by the Corporation to the Vendor pursuant to the Chiesi Licence Agreements (the "LICENCE FEE WITHHOLDING TAX") together with a further amount equal to all penalties, fines and interest arising as a consequence of the late payment of any of the Licence Fee Withholding Tax. Simultaneously with such payment (or as soon as reasonably practicable thereafter) Vernalis and the Purchaser shall procure that the Corporation delivers to the Vendor a certificate of payment of the Licence Fee Withholding Tax from the relevant taxation authority in relation to that payment and shall further procure the delivery to the Vendor of such other documentation as the Vendor may reasonably require from time to time to enable it to file for and obtain tax credits in respect of the payment of the Licence Fee Withholding Tax.

2.8.2 Without prejudice to the other obligations of Vernalis and the Purchaser pursuant to this section 2.8 and subject to section 2.3.1.2:

     2.8.2.1 the Purchaser or Vernalis shall be entitled to deduct or withhold from any consideration payable to the Vendor, and remit such amount to the Receiver General for Canada, the Withheld Amount (being the amount which may be required to be deducted or withheld under applicable law as a consequence of the non-delivery at or prior to the Time of Closing of the certificate referred to in section 2.3.1.2) provided that neither of them shall actually remit the Withheld Amount to the Receiver General for Canada prior to the time at which such action is legally required to be taken, taking into account any extension of time granted by the Canada Revenue Agency, whether indicated in any letter from the Canada Revenue Agency (in a form to the reasonable satisfaction of the Purchaser) (the "REVENUE COMFORT LETTER") confirming that the Withheld Amount need not be remitted for the period referred to in the Revenue Comfort Letter, or otherwise;


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

     2.8.2.2 in the event that the Purchaser or Vernalis is legally required to remit the Withheld Amount to the Receiver General for Canada as a consequence of the non-delivery at or prior to the Time of Closing of the certificate referred to in section 2.3.1.2 and in the absence of any extension of time for payment granted by the Receiver General of Canada in any Revenue Comfort Letter or otherwise, then simultaneously with such payment (or as soon as reasonably practicable thereafter) Vernalis or the Purchaser shall deliver to the Vendor a certificate of payment of the Withheld Amount from the relevant taxation authority in relation to that payment and shall further procure the delivery to the Vendor of such other documentation as the Vendor may reasonably require from time to time to enable it to file for and obtain tax credits in respect of the payment of the Withheld Amount.

2.8.3 The Purchaser and Vernalis confirm that, save as specified in section 2.3.1.2, they are not aware of any additional requirement or entitlement to deduct or withhold any amount from the Purchase Price under any applicable law. Subject to the provisions of section 2.3.1.2, to the extent that any such deduction or withholding in respect of the Purchase Price is required to be made under any applicable law by any of the Purchaser, Vernalis, the Corporation or the Bank, the Purchaser and Vernalis shall promptly pay (or procure the payment of) the amount deducted or withheld to the relevant taxation authority and deliver (or procure the delivery) to the Vendor of a certificate of payment from the relevant taxation authority in relation to that payment. The Purchaser and Vernalis shall further deliver (or procure the delivery) to the Vendor of such other documentation as the Vendor may reasonably require from time to time to enable it to file for and obtain tax credits in respect of such payment.

                                    ARTICLE 3
                    REPRESENTATIONS, WARRANTIES AND INDEMNITY

3.1  VENDOR'S REPRESENTATIONS AND WARRANTIES

The Vendor hereby represents and warrants to each of the Purchaser and Vernalis and the Vendor acknowledges that each of the Purchaser and Vernalis is relying upon the following representations and warranties in connection with the purchase of the Purchased Right, that as at the date of this Agreement the following statements are true and accurate (and such representations and warranties shall be deemed to be repeated at the Time of Closing):

     3.1.1 INCORPORATION. It is duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

     3.1.2 CAPACITY AND DUE AUTHORIZATION. It has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement.

     3.1.3 ENFORCEABILITY. This Agreement has been duly authorized, executed and delivered by it and is valid and binding obligation, enforceable against it in accordance with its terms, subject to the nature of the remedies available in the English courts, the acceptance by such courts of jurisdiction, the powers of such courts to stay proceedings and other principles of law and equity of general application and all limitations resulting from the laws of bankruptcy, insolvency, liquidation or other laws affecting generally the enforcement of creditors rights.

     3.1.4 TITLE TO, AND RIGHT TO, SELL PURCHASED RIGHT. It is the owner of the Purchased Right and has not created any Charges over the Purchased Right. It is not the registered or beneficial owner of any shares or securities of the Corporation nor is it party to or entitled to any agreements, options, warrants, conversion rights or other rights to acquire shares or securities of the Corporation other than pursuant to the Purchased Right. The Vendor has not entered into any agreement or restriction which in any way limits or restricts the transfer to the Purchaser of the Purchased Right nor are there any shareholders agreements, pooling agreements, voting trusts or other agreements or understandings to which the Vendor is party and by which it may be bound with respect to the voting of its Purchased Right or the Class C Preference shares issuable upon exercise of the Purchased Right.

     3.1.5 NO CONTRAVENTION. None of the entering into of this Agreement nor the performance by it of any of its obligations under this Agreement will contravene, breach or result in any default under its articles, by-laws, constating documents or other organizational documents, if applicable, or under any mortgage, lease, agreement, other legally binding instrument, licence, permit, statute, regulation, order, judgment, or decree or law to which it is a party or by which it may be bound subject always to the compliance by the Purchaser with its obligations pursuant to this Agreement.

     3.1.6 CONSENTS AND APPROVALS. No authorization, consent or approval of, or filing with or notice to, any governmental agency, regulatory body, court or other Person is required in connection with the execution, delivery or performance by the Vendor of this Agreement or the sale by it of the Purchased Right under this Agreement.

     3.1.7 U.S. SECURITIES LAWS. It is not located or resident in the United States for securities law purposes.

3.2  PURCHASER'S AND VERNALIS' REPRESENTATION AND WARRANTIES

The Purchaser and Vernalis each jointly and severally represents and warrants to the Vendor and acknowledges that the Vendor is relying upon the following representations and warranties in connection with its sale of the Purchased Right, that as at the date of this Agreement, the following statements are true and accurate (and such representations and warranties shall be deemed to be repeated at the Time of Closing):

     3.2.1 INCORPORATION AND STATUS. The Purchaser is duly incorporated and validly existing under the laws of New Brunswick. Vernalis is duly incorporated and existing under the laws of England and Wales.

     3.2.2 CORPORATE POWER AND DUE AUTHORIZATION. The Purchaser and Vernalis each has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement, subject to the approval of the shareholders of Vernalis, publication of the Prospectus, and Admission. This Agreement has been duly authorized by the board of directors of each of the Purchaser and Vernalis. This Agreement has been duly executed and delivered by each of the Purchaser and Vernalis.

     3.2.3 ENFORCEABILITY. This Agreement is a valid and binding obligation of the Purchaser and Vernalis, enforceable in accordance with its terms, subject to the nature of the remedies available in the English courts, the acceptance by such courts of jurisdiction, the powers of such courts to stay proceedings and other principles of law and equity of general application and all limitations resulting from the laws of bankruptcy, insolvency, liquidation or other laws affecting generally the enforcement of creditors rights..

     3.2.4 NO CONTRAVENTION. None of the entering into of this Agreement nor the performance by the Purchaser nor Vernalis of any of its obligations under this Agreement will contravene, breach or result in any default under its articles, by-laws, constating documents or other organizational documents or under any mortgage, lease, agreement, other legally binding instrument, licence, permit, statute, regulation, order, judgment, decree or law including without limitation the relevant provisions of the Companies Act 1985, the FSMA and the Prospectus Rules, to which it is a party or by which it may be bound.

     3.2.5 CONSENTS AND APPROVALS. No authorization, consent or approval of, or filing with or notice to, any governmental agency, regulatory body, court or other Person is required in connection with the execution, delivery or performance by the Purchaser nor Vernalis of this Agreement nor the performance by it of any of its obligations, subject to shareholder and regulatory approvals and requirements and filings in connection with the issue of Vernalis Shares as contemplated in section 2.2.2.

     3.2.6 COMMERCIAL MATTERS AND SHARES..

          3.2.6.1 The Chiesi Vendor Placing Shares and the Chiesi Non-Vendor Placing Shares will be allotted and on issue will rank pari passu in all respects with the Vernalis Shares in issue at the date of this Agreement and application will be made for Admission prior to the Time of Closing.

          3.2.6.2 Subject to the issue after the date of this Agreement of any supplementary prospectus, all statements of fact contained in the

          Prospectus are true and accurate in all material respects and are not misleading and there are no other facts known (or which on reasonable enquiry could be known to Vernalis) the omission of which would make any statement relating to Vernalis in the Prospectus misleading or which would be required to be disclosed to investors in Vernalis Shares for the purpose of enabling such investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of Vernalis and the rights attaching to the Vernalis Shares

          3.2.6.3 The issue of the Prospectus, any supplementary prospectus and the allotment and issue of the Chiesi Vendor Placing Shares and the Chiesi Non-Vendor Placing Shares will comply in all respects with the Companies Act 1985 (and in particular, with sections 103 to 108 (inclusive) thereof), the Financial Services and Markets Act 2000, the Prospectus Rules, Directive 2003/71/EC of the European Parliament and of the Council, Commission Regulation (EC) No 809/2004 and CESR's recommendations for the consistent implementation of the European Commission's Regulation on Prospectus No 809/2004 and all other applicable laws, rules and regulations of the United Kingdom and with all agreements and obligations to which the Purchaser is a party or by which it or any of its property is bound.

3.3  INDEMNITY

     3.3.1 Vernalis and the Purchaser hereby jointly and severally indemnify the Vendor and each of the members of its Group (together with their respective directors, officers and employees) (each being a "CHIESI PERSON") against any loss, damage, liability, fine, penalty, charge and any other cost and expense (including costs of recovery on an indemnity basis) arising directly or indirectly as a result of any claim brought by any US Person against any Chiesi Person in respect of the issue by Vernalis or the Bank (or any agents of either of them) in the US or to a US Person of the Prospectus, the US Private Placement Memorandum or any document supplemental to either of them, or the marketing by Vernalis or the Bank (or any agents of either of them) in the US or to a US Person of the Chiesi Vendor Placing Shares, provided that such third party claim is made and notified to the Purchaser prior to the first anniversary of the Time of Closing.

     3.3.2 The provisions of this section 3.3.2 shall apply to any claim by a third party against the Vendor in respect of a matter which has given or could reasonably be expected to give rise to a claim pursuant to the indemnity set out in section 3.3.1 (in each case a "RELEVANT CLAIM"). The Vendor shall:

          3.3.2.1 as soon as reasonably practical give written notice of the Relevant Claim to Vernalis and, thereafter, keep Vernalis informed of all material developments relating to the same;

          3.3.2.2 take all steps as Vernalis may reasonably require to pursue, litigate, defend, resist or compromise the Relevant Claim, and for this purpose to allow Vernalis (if requested in writing by Vernalis) to have the conduct of the Relevant Claim or at Vernalis' option to take all reasonable steps to pursue, litigate, defend, resist or compromise the Relevant Claim, subject in every case to Vernalis indemnifying the Vendor for all losses, reasonable costs, expenses and charges incurred or suffered by it thereby;

          3.3.2.3 preserve all relevant documents in relation to the Relevant Claim and allow Vernalis access on reasonable notice and during normal business hours in Italy (at Vernalis' cost and expense), to inspect and take copies of all such documents (save for any documents which are privileged from production to Vernalis) and to relevant Chiesi Persons to investigate the Relevant Claim; and

          3.3.2.4 not make any admission of liability or fault nor settle or compromise any Relevant Claim without the prior written consent of Vernalis, such consent not to be unreasonably withheld or delayed.

     3.3.3 Where Vernalis requires the Vendor pursuant to this section 3.3, to take any action in respect of the conduct of a Relevant Claim, the costs, expenses and charges incurred by the Vendor in complying with such requirement shall in all respects constitute reasonable costs and expenses for the purposes of this section 3.3.

                                    ARTICLE 4
                                 GENERAL MATTERS

4.1  CONFIDENTIALITY

Without prejudice to the Chiesi Licence Agreements (as defined in the Principal Purchase Agreement), the Vendor shall not, and the Purchaser or Vernalis shall not directly or indirectly use for its own purposes or disclose to any other Person any confidential or proprietary information, including know-how and data, technical or non-technical, relating to the business of Vernalis (in the case of the Vendor) and the business of the

Vendor (in the case of the Purchaser or Vernalis) which becomes known to the Vendor or the Purchaser or Vernalis, respectively, its accountants, legal advisers or representatives as a result of Vernalis or the Vendor respectively making the same available in connection with the transaction contemplated by this Agreement.

4.2  PUBLIC NOTICES

No press release or other public announcement concerning the transaction contemplated by this Agreement shall be made by the Vendor without the prior written consent of Vernalis, such consent not to be unreasonably withheld or delayed.

4.3  EXPENSES

The Vendor, the Purchaser and Vernalis shall be responsible for the expenses (including fees and expenses of legal advisers, accountants and other professional advisers) incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the transaction contemplated by this Agreement.

4.4  TERMINATION

Save in respect of any accrued rights existing at the time of termination, this Agreement shall terminate and the obligations and covenants of the parties hereunder, other than those set out in sections 1, 3.3 and 4, shall (in the absence of agreement between the parties in writing to the contrary) terminate upon the earlier of (a) the termination of the Principal Purchase Agreement; and
(b) 4 January 2006, but shall not terminate prior thereto in any circumstances.

4.5  ASSIGNMENT

Except as provided in this section, no party may assign its rights or benefits under this Agreement. The Purchaser or Vernalis may, at any time after the Time of Closing and from time to time, assign its rights and benefits under this Agreement, in whole or in part, to any member of its Group or to any Person who acquires all or substantially all of the assets or shares of the Corporation The Vendor may, at any time after the Time of Closing and from time to time, assign its rights and benefits under this Agreement in whole or in part, to any member of its Group who acquires all of the Chiesi Non-Vendor Placing Shares or to any Person who acquires all or substantially all of the assets or shares of the Vendor.

4.6  NOTICES

Any notice or other communication required or permitted to be given under this Agreement shall be in writing, in English, and shall be given by prepaid mail, by facsimile or by hand-delivery as provided in this section 4.6. Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the seventh Business Day after the post-marked date of the notice, or if sent by facsimile, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section 4.6. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by facsimile and shall be deemed to have been received in accordance with this section 4.6. Notices and other communications shall be addressed as follows:

     (a)  if to the Vendor:

          Chiesi Farmaceutici S.p.A.
          Via Palermo 26/A
          43100 Parma
          Italy

          Attention:         Marco Vecchia
          Copy to:           Legal Director
          Telecopier number: 00 39 0521 774 468

          With a copy to the Vendor's counsel at:

          Taylor Wessing
          Carmelite
          50 Victoria Embankment
          Blackfriars
          London
          EC4Y 0DX

          Attention:         David Roberts
          Telecopier Number: + 44 207 300 7100

     (b)  if to the Purchaser or Vernalis:

          Vernalis plc
          Oakdene Court
          613 Reading Road
          Winnersh, Berkshire
          RG 41 5UA

          Attention:         John Slater
          Telecopier number: + 44 118 989 9300

          with a copy to the Purchaser's counsel at:

          Torys LLP
          Suite 3000, 79 Wellington Street West

          Box 270, TD Centre
          Toronto, Ontario M5K 1N2

          Attention:         Kathleen L. Keller-Hobson
          Telecopier number: (416) 865-7380

          and to:

          Allen & Overy LLP
          One New Change
          London EC4M 9QQ
          United Kingdom

          Attention:         Anna Buscall
          Telecopier number: + 44 20 7330 9999

          The failure to send or deliver a copy of a notice to the Purchaser's counsel or the Vendor's counsel shall not invalidate any notice given under this section 4.6.

4.7  TIME OF ESSENCE

Time is of the essence of this Agreement.

4.8  FURTHER ASSURANCES

Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

4.9  COUNTERPARTS

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

4.10 JOINT AND SEVERAL LIABILITY

For the avoidance of doubt, any obligation, undertaking, warranty, representation, confirmation and covenant entered into, made or given by the Purchaser pursuant to this Agreement shall be deemed to have been entered into, made or given also by Vernalis jointly and severally with the Purchaser.

THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATE APPEARING ON THE FIRST
PAGE.

                                        CHIESI FARMACEUTICI S.P.A.


                                        Acting by:
                                                   -----------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        VERNALIS PLC


                                        Acting by:
                                                   -----------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        VERNALIS (CANADA) INC


                                        Acting by:
                                                   -----------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        ----------------------------------------